Item 1:	Report to Shareholders

Semi-Annual Report
December 31, 2009

The Korea Fund, Inc. Portfolio Manager’s Report
December 31, 2009 (unaudited)

The KOSPI continued its steep rise in the second half of 2009 led by the continued macro economic recovery, better than expected corporate earnings, and aggressive foreign investor buying. There was a temporary correction when Dubai declared a moratorium in November. However, the market immediately snapped back and continued to rise. The KOSPI rose 21% during the second half of 2009 in KRW terms and 32% in USD terms, beating its regional peers. During the same period, Taiwan was up 29%, Hang Seng 17%, Singapore 29%, and the Shanghai composite 9% in USD terms.

The market driver in 2H09 was the better than expected corporate earnings. This contrasts with the strong market performance during 1H09, which was largely driven by dissipating financial sector risks and only partially from improving corporate earnings. We believe auto and IT sector companies’ growth in 2H09 surprised on the upside in relation to global market share expansion and export performance, highlighting the growing presence of leading Korean companies in the global environment. In addition, the finance and construction sectors experienced a resounding jump in stock market performance on the back of diminishing global financial sector credit risks. Meanwhile, the shipbuilding sector performed poorly due to actual and perceived order delays and cancellations related to industry overbuilding amidst weakened long-term industry prospects.

Continued improvement in macro economic indicators also impacted market performance positively. On the back of strong Korean corporate growth, exports continued to grow turning positive in November (18% year-on-year growth) and December (34% year-on-year growth). Consumer sentiment reached a 7 year high in 3Q09 and remained high as consumers enjoyed the increasing wealth effects from the equity market rally and a better economic outlook.

Fund’s Performance

During the second half of 2009 from July 2009 to December 2009, the total return of The Korea Fund, Inc. (the “Fund”) on NAV basis was 34.24% (net of fees). The share price performance was up 29.60% during the reporting period, closing at USD 35.55 per share, representing a discount of 9.95% to NAV.

Performance Attribution Review

During the second half of 2009, our overweight in the information technology and consumer discretionary sectors contributed the most to the fund performance. In addition, the Fund’s underweight in the utilities and energy sectors made positive contributions to the Fund’s performance. Hynix, a memory chip maker, was among the top performers helped by the strong

12.31.09 ï The Korea Fund, Inc. Semi-Annual Report 1

The Korea Fund, Inc. Portfolio Manager’s Report
December 31, 2009 (unaudited) (continued)

DRAM price. Hyundai Motor contributed the most among consumer discretionary names with strong sales in 3Q helped by cash for clunkers and scrappage incentives.

The overweight in the financial sector hurt the Fund’s performance most in the second half of 2009. The underweight in materials and consumer staples retracted from the Fund’s performance as well. Hyundai Marine & Fire, the second tier non-life insurance company, was one of the weaker performers. CJ CGV, a movie theater operator, also performed poorly due to a lack of hit movies in 2H09.

Market Outlook

In 2010, we believe macro economic tailwinds such as positive export growth since November 2009, better industrial production and capex expansion outlook, and improved domestic consumption should help to boost momentum in the market.

We believe exporters will continue to be solid performers in 2010. We believe Korea’s strong export growth in 2009 was not only because of the low base effect, but also due to improved product quality and good branding. For 2010 such growth should be accelerated by developed market demand normalization and inventory restocking. We could see further upside surprise in exports once global consumers’ pent up demand is unleashed on the back drop of a better economic outlook.

Resilience of private consumption has been one of the more striking features of 2009 for Korea. The unexpected equity market rally together with low interest rates, easing inflation, and tax cuts boosted consumption. We believe consumption will remain strong in 2010 albeit interest rates, inflation, and policy support may go in the opposite direction. Previously described positive export growth is expected to lead to increased industrial production and capex spending by Korean corporates. This powerful source of growth should further support domestic demand via the associated recovery in production and employment.

We expect that the currency will continue to strengthen in 2010.  Rising economic optimism should support the strong Korean Won against the USD. However, we believe the Korean won will remain weaker than the JPY, extending its currency advantage against key Japanese exporters in the IT and autos sectors. Also, we believe the Bank of Korea is likely to intervene in the FX market until exports prove to be strong enough to stand on their own without the favorable currency effect.

We expect upside surprises if foreign buying continues in 2010 on the back of the better macro outlook. Additionally, we may see another surge in foreign buying in KOSPI markets if the MSCI

2 The Korea Fund, Inc. Semi-Annual Report ï 12.31.09

The Korea Fund, Inc. Portfolio Manager’s Report
December 31, 2009 (unaudited) (continued)

upgrades Korea’s status to a developed or advanced market as predicted. In 2H09 we saw aggressive foreign capital inflow due to the inclusion of FTSE developed market indices in Sep 09.

The information contained herein has been obtained from sources believed to be reliable but RCM and its affiliates do not warrant the information to be accurate, complete or reliable. The opinions expressed herein are solely those of the Fund’s Portfolio Manager and are subject to change at any time and without notice. Past performance is not indicative of future results. This material is not intended as an offer or solicitation for the purchase or sale of any financial instrument. Investors should consider the investment objectives, risks, charges and expenses of any mutual fund carefully before investing. This and other information is contained in the fund’s annual and semi-annual reports, proxy statement and other fund information, which may be obtained by contacting your financial advisor or visiting the fund’s website at www.thekoreafund.com.

This information is unaudited and is intended for informational purposes only. It is presented only to provide information on investment strategies and opportunities. The Fund seeks long-term capital appreciation through investment in Korean securities. Investing in non-U.S. securities entails additional risks, including political and economic risk and the risk of currency fluctuations, as well as lower liquidity. These risks, which can result in greater price volatility, will generally be enhanced in less diversified funds that concentrate investments in a particular geographic region. The Fund is a closed-end exchange traded management investment company. This material is presented only to provide information and is not intended for trading purposes. Closed-end funds, unlike open-end funds, are not continuously offered. After the initial public offering, shares are sold on the open market through a stock exchange, where shares may trade at a premium or a discount. Holdings are subject to change daily.

12.31.09 ï The Korea Fund, Inc. Semi-Annual Report 3

The Korea Fund, Inc. Performance & Statistics
December 31, 2009 (unaudited)

Total Return(1)	Six Months	1 Year	5 Years	10 Years

Market Price	29.60%	3.32%	9.43%	10.96%
Net Asset Value (“NAV”)(2)	34.24%	47.23%	8.44%	7.52%
KOSPI(3)	32.44%	61.87%	10.80%	4.76%
MSCI Korea (Total Return)(4)	37.59%	71.35%	12.30%	9.04%
MSCI Korea (Price Return)(4)	37.53%	69.42%	10.76%	7.52%

Premium (Discount) to NAV:
December 31, 1999 to December 31, 2009

Industry Breakdown (as a % of net assets):

Market Price/NAV:
Market Price	$35.55

NAV	$39.48

Discount to NAV	(9.95)%

Ten Largest Holdings (as a % of net assets):
Samsung Electronics Co., Ltd.
Manufacturer of electronic parts	13.7%

POSCO
Manufacturer of steel	7.5%

Hynix Semiconductor, Inc.
Manufacturer of memory chips	4.0%

Lotte Shopping Co., Ltd.
Department store chain operator	4.0%

Hyundai Motor Co.
Manufacturer of automobiles	3.5%

Shinhan Financial Group Co., Ltd.
Provides financial products and services	3.3%

KB Financial Group, Inc.
Financial holding company	3.2%

Korea Zinc Co., Ltd
Manufacturer of non-ferrous metals	3.2%

Korea Exchange Bank
Provides personal and business banking services	3.1%

Orion Corp.
Food, entertainment and sports conglomerate	2.9%

(1)	Past performance is no guarantee of future results. Total return is calculated by determining the percentage change in net asset value NAV or market price (as applicable) in the specified period. The calculation assumes that all income dividends and capital gain distributions if any, have been reinvested. Total return does not reflect broker commissions or sales charges. Total return for a period of less than one year is not annualized. Total return for a period of more than one year represents the average annual total return.

Performance at market price will differ from its results at NAV. Although market price returns typically reflect investment results over time, during shorter periods returns at market price can also be influenced by factors such as changing views about the Fund, market conditions, supply and demand for the Fund’s shares, or changes in Fund dividends.

An investment in the Fund involves risk, including the loss of principal. Total return, market price, and NAV will fluctuate with changes in market conditions. This data is provided for information only and is not intended for trading purposes. Closed-end funds, unlike open-end funds, are not continuously offered. There is a onetime public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. NAV is equal to total assets less total liabilities divided by the number of shares outstanding. Holdings are subject to change daily.

(2)	See Note 7 to the Financial Statements.

(3)	The Korea Composite Stock Price Index (“KOSPI”) is an unmanaged capitalization-weighted index of all common shares on the Stock Market Division of the Korea Exchange (formerly the “Korea Stock Exchange”). The KOSPI returns unlike Fund returns, do not reflect any fees or expenses. It is not possible to invest directly in the index. Total return for a period of less than one year is not annualized. Total return for a period of more than one year represents the average annual return.

(4)	Morgan Stanley Capital International (“MSCI”) Korea Index is a market capitalization-weighted index of equity securities of companies domiciled in Korea. The index designed to represent the performance of the Korean stock market and excludes certain market segments unavailable to U.S. based investors. The MSCI Korea (Total Return) returns assume reinvestment of dividends while the MSCI Korea (Price Return) returns do not and, unlike Fund returns, neither reflects any fees or expenses. It is not possible to invest directly in the index. Total return for a period of less than one year is not annualized. Total return for a period of more than one year represents the average annual return.

4 The Korea Fund, Inc. Semi-Annual Report ï 12.31.09

The Korea Fund, Inc. Schedule of Investments
December 31, 2009 (unaudited)

Shares		Value
COMMON STOCK–96.9%
	Auto Components–3.7%
663,100	Halla Climate Control Corp.	$7,654,327
53,140	Hyundai Mobis	7,787,086

		15,441,413

	Automobiles–3.5%
139,065	Hyundai Motor Co.	14,394,843

	Building Products–1.5%
262,771	Sung Kwang Bend Co., Ltd.	6,356,017

	Capital Markets–3.0%
691,170	Hyundai Securities Co.	8,749,798
68,148	Samsung Securities Co., Ltd.	3,689,313

		12,439,111

	Chemicals–3.2%
140,078	Cheil Industries, Inc.	6,783,231
32,020	LG Chemical Ltd.	6,275,829

		13,059,060

	Commercial Banks–9.6%
258,147	KB Financial Group, Inc.(b)	13,144,909
1,036,583	Korea Exchange Bank	12,866,757
368,672	Shinhan Financial Group Co., Ltd.(b)	13,642,365

		39,654,031

	Commercial Services & Supplies–1.4%
163,367	Korea Plant Service & Engineering Co., Ltd.(b)	5,957,445

	Construction & Engineering–2.2%
150,150	Hyundai Engineering & Construction Co., Ltd.	9,107,849

	Consumer Finance–0.8%
66,072	Samsung Card Co.	3,260,678

	Diversified Telecommunication Services–2.0%
249,583	KT Corp.	8,400,175

	Electronic Equipment, Instruments & Components–1.3%
157,490	LG Display Co., Ltd.	5,324,799

	Food & Staples Retailing–1.1%
10,272	Shinsegae Co., Ltd.	4,744,518

	Food Products–2.8%
66,544	Binggrae Co., Ltd.	2,942,971
48,217	CJ CheilJedang Corp.	8,486,346

		11,429,317

	Hotels, Restaurants & Leisure–3.1%
446,160	Grand Korea Leisure Co., Ltd.(b)	7,528,753
310,970	Hotel Shilla Co., Ltd.	5,480,475

		13,009,228

	Household Durables–0.7%
26,822	LG Electronics, Inc.	2,796,145

	Industrial Conglomerates–3.6%
44,091	LG Corp.	2,754,038
49,132	Orion Corp.	12,165,523

		14,919,561

12.31.09 ï The Korea Fund, Inc. Semi-Annual Report 5

The Korea Fund, Inc. Schedule of Investments
December 31, 2009 (unaudited) (continued)

Shares		Value
	Insurance–3.1%
512,420	Hyundai Marine & Fire Insurance Co., Ltd.	$8,186,457
26,154	Samsung Fire & Marine Insurance Co., Ltd.	4,476,746

		12,663,203

	Internet & Catalog Retail–0.4%
162,232	YES24 Co., Ltd.	1,514,385

	Internet Software & Services–2.5%
62,527	NHN Corp.(b)	10,334,330

	Media–1.3%
291,990	CJ CGV Co., Ltd.	5,516,107

	Metals & Mining–10.6%
74,970	Korea Zinc Co., Ltd.	13,091,947
58,354	POSCO	30,774,237

		43,866,184

	Multiline Retail–6.1%
94,202	Hyundai Department Store Co., Ltd.	9,091,587
53,960	Lotte Shopping Co., Ltd.	15,980,429

		25,072,016

	Oil, Gas & Consumable Fuels–2.0%
278,510	GS Holdings Corp.	8,068,878

	Personal Products–1.0%
4,979	Amorepacific Corp.	3,993,547

	Pharmaceuticals–1.7%
46,676	Dong-A Pharmaceutical Co., Ltd.	5,150,704
11,836	Yuhan Corp.	1,809,234

		6,959,938

	Semiconductors & Semiconductor Equipment–17.8%
832,089	Hynix Semiconductor, Inc.(b)	16,547,111
82,667	Samsung Electronics Co., Ltd.	56,687,211

		73,234,322

	Trading Companies & Distributors–5.8%
260,008	Daewoo International Corp.	7,371,252
187,480	LG International Corp.	4,869,814
238,820	Samsung C&T Corp.	11,487,381

		23,728,447

	Wireless Telecommunication Services–1.1%
30,494	SK Telecom Co., Ltd.	4,451,123

	Total Investments (cost–$254,115,070) (a)–96.9%	399,696,670
	Other assets less liabilities–3.1%	12,718,934

	Net Assets–100%	$412,415,604

Notes to Schedule of Investments:

(a)	Securities with an aggregate value of $376,757,076, representing 91.4% of net assets, were valued utilizing modeling tools provided by a third-party vendor as described in Note 1(a) in the Notes to Financial Statements.
(b)	Non-income producing.

6 The Korea Fund, Inc. Semi-Annual Report ï 12.31.09 ï See accompanying Notes to Financial Statements

The Korea Fund, Inc. Statement of Assets and Liabilities
December 31, 2009 (unaudited)

Assets:
Investments, at value (cost–$254,115,070)	$399,696,670

Cash (including foreign currency with a cost and value of $14,040,566 and $14,107,031, respectively)	14,731,255

Receivable for investments sold	4,268,715

Dividends and interest receivable	2,544,903

Securities lending interest receivable (net)	14,821

Prepaid expenses	80,412

Total Assets	421,336,776

Liabilities:
Payable for investments purchased	7,267,964

Contingent loss for securities lending (See Note 1(h))	1,123,767

Investment management fees payable	252,439

Accrued expenses	277,002

Total Liabilities	8,921,172

Net Assets	$412,415,604

Net Assets:
Common Stock:
Par value ($0.01 per share, applicable to 10,446,041 shares issued and outstanding)	$104,460

Paid-in-capital in excess of par	339,393,012

Dividends in excess of net investment income	(1,464,959)

Accumulated net realized loss	(70,143,339)

Net unrealized appreciation of investments, foreign currency transactions and contingent loss for securities lending	144,526,430

Net Assets	$412,415,604

Net Asset Value Per Share	$39.48

See accompanying Notes to Financial Statements ï 12.31.09 ï The Korea Fund, Inc. Semi-Annual Report 7

The Korea Fund, Inc. Statement of Operations
Six Months ended December 31, 2009 (unaudited)

Investment Income:
Dividends (net of foreign withholding taxes of $491,460)	$2,487,085

Securities lending income (net)	165,043

Interest (net of foreign withholding taxes of $3,008)	19,885

Total Investment Income	2,672,013

Expenses:
Investment management fees	1,390,609

Custodian fees	211,106

Legal fees	207,201

Directors’ fees and expenses	131,955

Insurance expense	123,299

Stockholder communications	56,977

Audit and tax services	56,599

Accounting agent fees	24,562

New York Stock Exchange listing fees	22,711

Transfer agent fees	11,022

Miscellaneous	30,053

Total expenses	2,266,094

Net Investment Income	405,919

Realized and Change in Unrealized Gain (Loss):
Net realized gain on:
Investments	14,644,046

Foreign currency transactions	1,324,106

Net change in unrealized appreciation/depreciation of:
Investments	88,710,267

Foreign currency transactions	123,497

Net realized and change in unrealized gain on investments and foreign currency transactions	104,801,916

Net Increase in Net Assets Resulting from Investment Operations	$105,207,835

8 The Korea Fund, Inc. Semi-Annual Report ï 12.31.09 ï See accompanying Notes to Financial Statements

The Korea Fund, Inc. Statement of Changes in Net Assets

	Six Months
	ended
	December 31, 2009	Year ended
	(unaudited)	June 30, 2009
Investment Operations:
Net investment income	$405,919	$775,783

Net realized gain (loss) on investments and foreign currency transactions	15,968,152	(91,078,283)

Net change in unrealized appreciation/depreciation of investments, foreign currency transactions and contingent loss for securities lending	88,833,764	(112,200,193)

Net increase (decrease) in net assets resulting from investment operations	105,207,835	(202,502,693)

Distributions to Stockholders from Net Realized Gains	—	(220,282,510)

Capital Stock Transactions:
Reinvestment of distributions	—	176,086,142

Total increase (decrease) in net assets	105,207,835	(246,699,061)

Net Assets:
Beginning of period	307,207,769	553,906,830

End of period (including dividends in excess of net investment income of $(1,464,959) and $(1,870,878), respectively)	$412,415,604	$307,207,769

Shares Activity: (1)
Shares outstanding, beginning of period	10,446,041	10,446,041

Shares issued in reinvestment of distributions	—	—

Shares outstanding, end of the period	10,446,041	10,446,041

(1)	Adjusted for 1-for-10 reverse stock split which occurred on December 22, 2008 (See Note 6 in the Notes to Financial Statements) and Fund shares issued on January 29, 2009 (See Note 7 in the Notes to Financial Statements).

See accompanying Notes to Financial Statements ï 12.31.09 ï The Korea Fund, Inc. Semi-Annual Report 9

The Korea Fund, Inc. Notes to Financial Statements
December 31, 2009 (unaudited)

1. Organization and Significant Accounting Policies
The Korea Fund (the “Fund”) is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company organized as a Maryland corporation.

The Fund seeks long-term capital appreciation through investment in securities, primarily equity securities, of Korean companies.

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the Fund’s financial statements. Actual results could differ from those estimates.

In the normal course of business, the Fund enters into contracts that contain a variety of representations that provide general indemnifications. The Fund’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, the Fund expects the risk of any loss to be remote.

The following is a summary of significant accounting policies consistently followed by the Fund:

(a) Valuation of Investments
Portfolio securities and other financial instruments for which market quotations are readily available are stated at market value. Market value is generally determined on the basis of last reported sales prices, or if no sales are reported, on the basis of quotes obtained from a quotation reporting system, established market makers, or independent pricing services.

Portfolio securities and other financial instruments for which market quotations are not readily available or for which a development/event occurs that may significantly impact the value of a security, are fair-valued, in good faith, pursuant to procedures established by the Board of Directors, or persons acting at their discretion pursuant to procedures established by the Board of Directors. The Fund’s investments are valued daily and the net asset value (“NAV”) is calculated as of the close of regular trading (normally 4:00 p.m. Eastern time) on the New York Stock Exchange (“NYSE”) on each day the NYSE is open for business using prices supplied by dealer quotations, or by using the last sale price on the exchange that is the primary market for such securities, or the last quoted mean price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales. For Korean equity securities (with rare exceptions), the Fund fair values its securities daily using modeling tools provided by a statistical research service. This service utilizes statistics and programs based on historical performance of markets and other economic data (which may include changes in the value of U.S. securities or security indices). Short-term securities maturing in 60 days or less are valued at amortized cost, if their original term to maturity was 60 days or less, or by amortizing their value on the 61st day prior to maturity, if the original term to maturity exceeded 60 days. Investments initially valued in currencies other than the U.S. dollar are converted to the U.S. dollar using exchange rates obtained from pricing services. As a result, the NAV of the Fund’s shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of securities traded in markets outside the United States or denominated in currencies other than U.S. dollar may be affected significantly on a day that they NYSE is closed. The prices used by the Fund to value securities may differ from the value that would be realized if the securities were sold and these differences could be material to the Fund’s financial statements.

(b) Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants. The three levels of the fair value hierarchy are described below:

•	Level 1—quoted prices in active markets for identical investments that the Fund has the ability to access
•	Level 2—valuations based on other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.) or quotes from inactive exchanges
•	Level 3—valuations based on significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments)

An investment asset’s or liability’s level within the fair value hierarchy is based on the lowest level input, individually or in aggregate, that is significant to fair value measurement. The objective of fair value measurement remains the same even when there is a significant decrease in the volume and level of activity for an asset or liability and regardless of the valuation technique used.

The valuation techniques used by the Fund to measure fair value during the six months ended December 31, 2009 maximized the use of observable inputs and minimized the use of unobservable inputs. When fair-valuing securities,

10 The Korea Fund, Inc. Semi-Annual Report ï 12.31.09

The Korea Fund, Inc. Notes to Financial Statements
December 31, 2009 (unaudited) (continued)

1. Organization and Significant Accounting Policies (continued)

the Fund utilized the estimation of the price that would have prevailed in a liquid market for international equities, given information available at the time of evaluation.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used at December 31, 2009 in valuing the Fund’s assets and liabilities is listed below:

		Level 2 –	Level 3 –
		Other Significant	Significant
	Level 1 –	Observable	Unobservable	Value at
	Quoted Prices	Inputs	Inputs	12/31/09

Investments in Securities—Assets
Common Stock:
Food Products	$2,942,971	$8,486,346	—	$11,429,317
Hotels, Restaurants & Leisure	7,528,753	5,480,475	—	13,009,228
Internet & Catalog Retail	1,514,385	—	—	1,514,385
Personal Products	3,993,547	—	—	3,993,547
Pharmaceuticals	6,959,938	—	—	6,959,938
All Other	—	362,790,255	—	362,790,255

Total Investments	$22,939,594	$376,757,076	—	$399,696,670

(c) Investment Transactions and Investment Income
Investment transactions are accounted for on the trade date. Interest income is recorded on an accrual basis net of foreign withholding taxes. Realized gains and losses on investments are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date net of foreign withholding taxes. Korean-based corporations have generally adopted calendar year-ends, and their interim and final corporate actions are normally approved, finalized and announced by their boards of directors and shareholders in the first and third quarters of each calendar year. Generally, estimates of their dividends are accrued on the ex-dividend date principally in the prior December and/or June period ends. These dividend announcements are recorded by the Fund on such ex-dividend dates. Any subsequent adjustments thereto by Korean corporations are recorded when announced. Presently, dividend income from Korean equity investments is earned primarily in the last calendar quarter of each year, and will be received primarily in the first calendar quarter of each year. Certain other dividends and related withholding taxes, if applicable, from Korean securities may be recorded subsequent to the ex-dividend date as soon as the Fund is informed of such dividends and taxes.

(d) Federal Income Taxes
The Fund intends to distribute all of its taxable income and to comply with the other requirements of the U.S. Internal Revenue Code of 1986, as amended, applicable to regulated investment companies. Accordingly, no provision for U.S. federal income taxes is required.

Accounting for uncertainty in income taxes establishes for all entities, including pass-through entities such as the Fund, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. The Fund’s management has determined that its evaluation has resulted in no material impact to the Fund’s financial statements at December 31, 2009. The Fund’s federal tax returns for the prior three years remain subject to examination by the Internal Revenue Service.

(e) Foreign Investment and Exchange Controls in Korea
The Foreign Exchange Transaction Act, the Presidential Decree relating to such Act and the regulations of the Minister of Finance and Economy issued thereunder impose certain limitations and controls which generally affect foreign investors in Korea. Through August 18, 2005, the Fund had a license from the Ministry of Finance and Economy to invest in Korean securities and to repatriate income received from dividends and interest earned on, and net realized capital gains from, its investments in Korean securities or to repatriate from investment principal up to 10% of the net asset value (taken at current value) of the Fund (except upon termination of the Fund, or for expenses in excess of Fund

12.31.09 ï The Korea Fund, Inc. Semi-Annual Report 11

The Korea Fund, Inc. Notes to Financial Statements
December 31, 2009 (unaudited) (continued)

1. Organization and Significant Accounting Policies (continued)

income, in which case the foregoing restriction shall not apply). Under the Foreign Exchange Transaction Act, the Minister of Finance and Economy has the power, with prior public notice of scope and duration, to suspend all or a part of foreign exchange transactions when emergency measures are deemed necessary in case of radical change in the international or domestic economic situation. The Fund could be adversely affected by delays in, or the refusal to grant, any required governmental approval for such transactions.

In order to complete its tender offer however, the Fund relinquished its license from the Korean Ministry of Finance and Economy effective August 19, 2005. The Fund had engaged in negotiations with the Korean Ministry of Finance and Economy concerning the feasibility of the Fund’s license being amended to allow the Fund to repatriate more than 10% of Fund capital. However, the Ministry of Finance and Economy advised the Fund that the license cannot be amended as a result of a change in the Korean regulations. As a result of the relinquishment of the license, the Fund is subject to the Korean securities transaction tax equal to 0.3% of the fair market value of any portfolio securities transferred by the Fund on the Korea Exchange and 0.5% of the fair market value of any portfolio securities transferred outside of the Korea Exchange. The relinquishment will not otherwise affect the Fund’s operations.

Various restrictions currently apply with respect to investing in equity securities of Korean banks and certain designated public corporations and telecommunications corporations listed on the Korea Exchange. As of December 31, 2009, the Fund and its affiliates would require the approval of the Financial Supervisory Commission (the “FSC”) before obtaining aggregate beneficial ownership of more than 10% of the outstanding voting shares of a national bank or 15% of the outstanding voting shares of a regional bank and additional FSC approvals would be required before specified higher ownership percentages could be exceeded. With respect to certain public and telecommunications corporations, the Fund’s holdings in SK Telecom Co., Ltd. were subject to a foreign ownership limit of 49% as of December 31, 2009.

(f) Dividends and Distributions
The Fund declares dividends from net investment income and distributions of net realized capital gains, if any, annually. The Fund records dividends and distributions to its shareholders on the ex-dividend date. The amount of dividends and distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles. These “book-tax” differences are considered either temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their income tax treatment; temporary differences do not require reclassification. To the extent dividends and/or distributions exceed current and accumulated earnings and profits for federal income tax purposes; they are reported as dividends and/or distributions of paid-in capital in excess of par.

(g) Foreign Currency Translation
The Fund’s accounting records are maintained in U.S. dollars as follows: (1) the foreign currency market value of investments and other assets and liabilities denominated in foreign currency are translated at the prevailing exchange rate at the end of the period; and (2) purchases and sales, income and expenses are translated at the prevailing exchange rate on the respective dates of such transactions. The resulting net foreign currency gain (loss) is included in the Fund’s Statement of Operations.

The Fund does not generally isolate that portion of the results of operations arising as a result of changes in the foreign currency exchange rates from the fluctuations arising from changes in the market prices of securities. Accordingly, such foreign currency gain (loss) is included in net realized and unrealized gain (loss) on investments. However, the Fund does isolate the effect of fluctuations in foreign currency exchange rates when determining the gain (loss) upon the sale or maturity of foreign currency denominated debt obligations pursuant to U.S. federal income tax regulations; such amount is categorized as foreign currency gain (loss) for both financial reporting and income tax reporting purposes.

At December 31, 2009, the exchange rate for Korean won was WON 1,164.47 to U.S. $1.

(h) Securities Lending
The Fund may engage in securities lending. The loans are secured by collateral at least equal, at all times, to the market value of the loaned securities. During the term of the loan, the Fund will continue to receive any dividends or amounts equivalent thereto, on the loaned securities while receiving a fee from the borrower and/or earning interest on the investment of the cash collateral. Securities lending income is disclosed as such in the Statement of Operations. Income generated from the investment of cash collateral, less negotiated rebate fees paid to borrowers and transaction costs, is allocated between the Fund and securities lending agent. Cash collateral received for securities on loan is invested in securities identified in the Schedule of Investments and the corresponding liability is recognized as such in the Statement of Assets and Liabilities. Loans are subject to termination at the option of the borrower or the Fund.

12 The Korea Fund, Inc. Semi-Annual Report ï 12.31.09

The Korea Fund, Inc. Notes to Financial Statements
December 31, 2009 (unaudited) (continued)

1. Organization and Significant Accounting Policies (continued)

Upon termination of the loan, the borrower will return to the lender securities identical to the loaned securities. The Fund may pay reasonable finders’, administration and custodial fees in connection with a loan of its securities and may share the interest earned on the collateral with the borrower. The Fund bears the risk of delay in recovery of, or even loss of rights in, the securities loaned should the borrower of the securities fail financially. The Fund also bears the risk of loss in the event the securities purchased with cash collateral depreciate in value.

In connection with the Fund’s cash collateral investment in BNY Institutional Cash Reserves (“CR”) at September 12, 2008, the Fund may be subject to losses on investments in certain Lehman Brothers securities held in CR.

(i) Concentration of Risk
Investing in the Korean market may involve special risks and considerations not typically associated with investing in the United States of America. These risks include revaluation of currency, high rates of inflation, Korean taxes, repatriation restrictions on income and capital, corporate bankruptcy and future adverse political, social and economic developments. Moreover, securities issued in this market may be less liquid, subject to government ownership controls, delayed settlements and their prices more volatile than those of comparable securities in the United States.

2. Investment Manager/Sub-Adviser/Sub-Administrator
The Fund has an Investment Management Agreement (the “Management Agreement”) with RCM Capital Management LLC (the “Investment Manager”). Subject to the supervision of the Fund’s Board of Directors, the Investment Manager is responsible for managing, either directly or through others selected by it, the Fund’s investment activities, business affairs and other administrative matters. Pursuant to the Management Agreement, the Investment Manager receives an annual fee, payable on a monthly basis, at the annual rate of 0.75% of the value of the Fund’s average daily net assets up to $250 million; 0.725% of the next $250 million of average daily net assets; 0.70% of the next $250 million of average daily net assets; 0.675% of the next $250 million of average daily net assets and 0.65% of average daily net assets in excess of $1 billion. For the six months ended December 31, 2009, the Fund paid investment management fees at an effective rate of 0.74% of the Fund’s average daily net assets.

The Investment Manager has retained its affiliates, RCM Asia Pacific Limited (the “Sub-Adviser”) and Allianz Global Investors Fund Management LLC (the “Sub-Administrator”) to manage the Fund’s investments and provide administrative services to the Fund, respectively. Subject to the supervision of the Investment Manager, the Sub-Adviser is responsible for making all of the Fund’s investment decisions. The Investment Manager and not the Fund, pays a portion of the fee it receives to the Sub-Adviser and Sub-Administrator in return for their services. The Investment Manager, Sub-Adviser and Sub-Administrator are indirect wholly-owned subsidiaries of Allianz SE, a publicly traded European insurance and financial services company.

3. Investments in Securities
During the six months ended December 31, 2009, purchases and sales of investment securities (excluding short-term investments) aggregated $179,573,693 and $179,834,232, respectively.

4. Income Tax Information
The cost basis of portfolio securities of $254,115,070 is substantially the same for both federal income tax purposes and financial reporting purposes. Aggregate gross unrealized appreciation for securities in which there is an excess of value over tax cost is $152,676,988; aggregate gross unrealized depreciation for securities in which there is an excess of tax cost over value is $7,095,388; and net unrealized appreciation for federal income tax purposes is $145,581,600.

5. Discount Management Program
The Board has authorized a Discount Management Program. Pursuant to this Discount Management Program, the Fund may repurchase its shares from time to time or under-take other discount management activity when its shares are trading at a discount.

6. Reverse Stock Split
On December 10, 2008, the Fund declared a reverse stock split on a 1-for-10 basis. Each Fund stockholder of record on December 22, 2008 received one share of the Fund with a net asset value of $126.18 per share for every ten shares of the Fund with a net asset value of $12.62 per share. Prior year share information in the Statement of Changes in Net Assets and all prior year per share information in the Financial Highlights have been restated to reflect the reverse stock split. The reverse stock split had no impact on total investment return, net assets, ratios or portfolio turnover rates presented in the Financial Highlights.

12.31.09 ï The Korea Fund, Inc. Semi-Annual Report 13

The Korea Fund, Inc. Notes to Financial Statements
December 31, 2009 (unaudited) (continued)

7. Fund Shares Issued
On December 22, 2008, the Fund declared a capital gain distribution of $90.30. The distribution was to be made in newly issued fund shares, based on the Fund’s market price per share on January 26, 2009 (“Pricing Date”), unless a cash election was made. The total cash to be distributed was limited to 20% of the aggregate dollar amount of the total distribution (excluding any cash paid in lieu of fractional shares). On January 29, 2009 (the payable date) the Fund issued 8,007,555 shares based on the market price of $21.99 on the Pricing Date. Prior year share information in the Statement of Changes in Net Assets and all prior year per share information in the Financial Highlights have been restated to reflect the Fund shares issued. The Fund shares issued had no impact on total investment return, net assets, ratios or portfolio turnover presented in the Financial Highlights. Net asset value total return for periods that include December 2008 and January 2009 has been calculated assuming that this capital gain distribution was paid entirely in newly issued Fund shares priced at the Fund’s net asset value at the close of business of the Pricing Date. In addition, the Fund adjusted its NAV on December 31, 2008 for purposes of calculating performance by using the actual number of shares outstanding on such date (excluding any estimate of shares to be issued upon reinvestment).

8. Fund Ownership
At December 31, 2009, the City of London Investment Group PLC and Lazard Asset Management LLC held approximately 24% and 9%, respectively, of the Fund’s outstanding shares.

9. Legal Proceedings
The disclosure below relates to the Sub-Administrator, certain of its affiliates and their employees. The Investment Manager, the Sub-Adviser and the Sub-Administrator believe that these matters are not likely to have a material adverse effect on the Fund or their ability to perform their respective investment advisory and administration activities relating to the Fund.

In June and September 2004, the Investment Manager and certain of its affiliates (including PEA Capital LLC (“PEA”), Allianz Global Investors Distributors LLC and Allianz Global Investors of America, L.P.), agreed to settle, without admitting or denying the allegations, claims brought by the Securities and Exchange Commission (“SEC”) and the New Jersey Attorney General alleging violations of federal and state securities laws with respect to certain open-end funds for which the Sub-Administrator serves as investment adviser. The settlements related to an alleged “market timing” arrangement in certain open-end funds formerly sub-advised by PEA. The Sub-Administrator and its affiliates agreed to pay a total of $68 million to settle the claims. In addition to monetary payments, the settling parties agreed to undertake certain corporate governance, compliance and disclosure reforms related to market timing, and consented to cease and desist orders and censures. Subsequent to these events, PEA deregistered as an investment adviser and dissolved. None of the settlements alleged that any inappropriate activity took place with respect to the Fund.

Since February 2004, the Sub-Administrator and certain of its affiliates and their employees have been defendants in eleven lawsuits filed in various jurisdictions, which have been transferred to and consolidated for pre-trial proceedings in a multi-district litigation proceeding in the U.S. District Court for the District of Maryland. The lawsuits generally relate to the same allegations that are the subject of the regulatory proceedings discussed above. The lawsuits seek, on behalf of fund shareholders or the funds themselves, among other things, unspecified compensatory damages plus interest and, in some cases, punitive damages, the rescission of investment advisory contracts, the return of fees paid under those contracts, restitution and waiver of or return of certain sales charges paid by fund shareholders.

10. Subsequent Events
Fund management has determined there were no subsequent events following the six months ended December 31, 2009 through February 22, 2010, which is the date the financial statements were issued.

14 The Korea Fund, Inc. Semi-Annual Report ï 12.31.09

The Korea Fund, Inc. Financial Highlights
For a share of stock outstanding throughout each period:

	Six Months
	ended
	December 31,		Year ended June 30,
	2009
	(unaudited)		2009		2008*	2007*	2006*	2005*
Net asset value, beginning of period	$29.41		$53.03		$99.38	$90.73	$67.93	$50.31

Investment Operations:
Net investment income (1)	0.04		0.07		0.26	0.89	0.77	0.93

Net realized and change in unrealized gain/loss on investments, contingent loss for securities lending, redemptions-in-kind, investments in Affiliates and foreign currency transactions	10.03		(19.47)		(5.11)	24.19	23.09	18.21

Total from investment operations	10.07		(19.40)		(4.85)	25.08	23.86	19.14

Dividends and Distributions to Stockholders from:
Net investment income	—		—		(0.40)	(1.05)	(1.17)	(1.05)

Net realized gains	—		(21.08)		(40.24)	(15.57)	(0.82)	(0.47)

Total dividends and distributions to stockholders	—		(21.08)		(40.64)	(16.62)	(1.99)	(1.52)

Capital Share Transactions:
Accretion (dilution) to net asset value, resulting from share repurchases, shares tendered, and reinvestment of distributions for shares at value	—		16.86		(0.86)	0.19	0.93	—

Net asset value, end of period	$39.48		$29.41		$53.03	$99.38	$90.73	$67.93

Market price, end of period	$35.55		$27.43		$49.89	$92.42	$84.81	$63.84

Total Investment Return (2)
Net asset value	34.24%		(35.13	)%(3)	(14.69)%	31.08%	36.50%	38.43%

Market price	29.60%		(34.43)%		(9.61)%	32.39%	35.72%	49.06%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000s)	$412,416		$307,208		$553,907	$1,033,216	$1,048,087	$1,300,842

Ratio of expenses to average net assets	1.21	%(4)	1.43%		1.06%	0.96%	0.89%	1.13%

Ratio of net investment income to average net assets	0.22	%(4)	0.23%		0.31%	0.99%	0.90%	1.58%

Portfolio turnover	50%		80%		38%	50%	9%	10%

*	Adjusted for 1-for-10 reverse stock split which occurred on December 22, 2008 (See Note 6 in the Notes to Financial Statements) and Fund shares issued on January 29, 2009 (See Note 7 in the Notes to Financial Statements).
(1)	Calculated on average shares outstanding.
(2)	Total investment return is calculated by subtracting the value of an investment in the Fund at the beginning of the specified period from the value at the end of the period and dividing the remainder by the value of the investment at the beginning of the period and expressing the result as a percentage. The calculation assumes that all income dividends and capital gain distributions have been reinvested. Total investment return does not reflect broker commissions in connection with the purchases or sales of Fund shares. Total investment return for a period of less than one year is not annualized.
(3)	See Note 7 to the Financial Statements.
(4)	Annualized.

See accompanying Notes to Financial Statements ï 12.31.09 ï The Korea Fund, Inc. Semi-Annual Report 15

The Korea Fund, Inc.	Stockholder Meeting Results/Proxy Voting Policies & Procedures (unaudited)

Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on October 28, 2009. Stockholders voted as indicated below:

	Affirmative	Against	Withheld

Election of Ronaldo A. da Frota Nogeira — Class III to serve until 2012	7,253,779	237,532	115,319
Election of Richard A. Silver — Class III to serve until 2012	4,735,717	229,526	2,641,387

Messrs. Julian Reid, Christopher Russell and Kesop Yun continue to serve as Directors of the Fund.

At the annual stockholders meeting, the Board of Directors also solicited the views of the stockholders regarding whether the Fund should continue in its current form. Although the results of the stockholder polling are non-binding, the outcome will be taken seriously into consideration by the Board as it evaluates the future of the Fund. In other words, the outcome of the polling will constitute one key factor in the total mix of information that the Board will consider in its ongoing evaluation of the future of the Fund. The Board also takes other key factors into account in such evaluations, including the costs and benefits of possible alternatives to continuing the Fund in its current form. The results of the solicitation were as follows:

Affirmative	Against	Abstain

1,760,976	2,613,763	44,452

Proxy Voting Policies & Procedures:

A description of the policies and procedures that the Fund has adopted to determine how to vote proxies relating to portfolio securities and information about how the Fund voted proxies relating to portfolio securities held during the most recent twelve month period ended June 30 is available (i) without charge, upon request, by calling the Fund’s shareholder servicing agent at (800) 254-5197; (ii) on the Fund’s website at www.thekoreafund.com; and (iii) on the Securities and Exchange Commission website at www.sec.gov.

16 The Korea Fund, Inc. Semi-Annual Report ï 12.31.09

The Korea Fund, Inc.	Matters Relating to the Directors’ Consideration of the Investment Management & Portfolio Management Agreements (unaudited)

The Board of Directors approved the renewal of your Fund’s investment management agreement (the “Management Agreement”) with the Investment Manager and the sub-advisory agreement (the “Sub-Advisory Agreement” and together with the Management Agreement, the “Agreements”) between the Investment Manager and the Sub-Adviser on October 27, 2009. The Board’s considerations in approving the Agreements are set forth below.

In connection with their contract review meetings, the Directors received and relied upon materials provided by the Investment Manager, the Sub-Adviser and the Board’s independent investment consultant (the “Consultant”), which included, among other items: (i) data supplied by a leading third party provider of mutual fund information (the “Third Party Provider”) on the total return investment performance (based on net assets) of the Fund for various time periods and the investment performance of a peer group of funds, (ii) information provided by the Consultant on the investment performance of a 15-member peer group comprised of U.S. and non-U.S. Korean funds; (iii) information provided by the Consultant on the consistency of investment style of the Sub-Adviser and the risk relative to return of the Fund’s investment portfolio; (iv) information provided by the Third Party Provider on the Fund’s management fees and total expenses and the management fees and total expenses of a peer group of funds, (v) information regarding the management fees of comparable portfolios of other clients of the Investment Manager and Sub-Adviser, including open-end funds and other clients, (vi) the profitability to the Investment Manager of its relationship with the Fund, (vii) descriptions of various functions performed by the Investment Manager and Sub-Adviser, such as portfolio management, compliance monitoring and portfolio trading practices, (viii) descriptions of various administrative functions performed for the Fund by the Sub-Administrator, an affiliate of the Investment Manager and Sub-Adviser, pursuant to an agreement between the Investment Manager and the Sub-Administrator, and (ix) information regarding the overall organization of the Investment Manager, Sub-Adviser and Sub-Administrator, including information regarding senior management, portfolio managers and other personnel providing investment management, administrative and other services to the Fund.

Nature, Quality and Extent of Services.  The Board considered the terms of the Agreements, including the scope of advisory services provided under the Agreements. The Board noted that, under the Agreements, the Investment Manager and Sub-Adviser provide portfolio management services to the Fund and that the Investment Manager provides administrative services to the Fund. The Board observed that the Investment Manager delegates primary portfolio management responsibilities to the Sub-Adviser and primary responsibility for administrative services to the Sub-Administrator. The Board considered the experience and skills of senior management and investment personnel, the resources made available to such personnel, the ability of the Investment Manager, Sub-Adviser and Sub-Administrator to attract and retain high-quality personnel, and the organizational depth and stability of the Investment Manager, Sub-Adviser and Sub-Administrator.

The Board reviewed the Fund’s performance over various periods and compared those returns to various agreed-upon performance measures, including market indices and peer groups compiled by the Third Party Provider and the Consultant. In the course of these deliberations, the Board took into account information provided by the Investment Manager and Sub-Adviser in connection with the contract review meeting, as well as during investment review meetings conducted with portfolio management personnel during the course of the year regarding the Fund’s performance. As the Investment Manager assumed management of the Fund effective April 1, 2007 and several months were required to accomplish a repositioning of the Fund’s portfolio, the Board focused on the Fund’s performance during periods beginning no earlier than July 1, 2007. Based on the information provided, the Board noted that, for the one-month, three-month and one-year periods ended September 30, 2009, the Fund’s performance ranked 1st quartile, 1st quartile and 4th quartile, respectively, in the peer group compiled by the Third Party Provider. The Board observed that there were limitations to the usefulness of the comparative data provided by the Third Party Provider, noting that (i) the peer group compiled by the Third Party Provider consists of Pacific funds (excluding Japan) and (ii) the data supplied by the Third Party Provider did not contain performance for any periods between one year and three years (and the three-year period would include the performance of the Fund’s predecessor investment adviser).

The Board also reviewed the Fund’s performance against a 15-member peer group of Korea funds assembled by the Consultant and observed that, for the one-year and 2.25-year periods ended September 30, 2009, the Fund ranked 12th and 9th, respectively, in the peer group assembled by the Consultant. In connection with this review, the Board noted that the peer group assembled by the Consultant contains funds registered under the Investment Company Act of 1940 and entities that are not so registered and that certain of the entities of this peer group are subject to different regulatory regimes than the Fund and may calculate their performance using different methods, all of which may affect the performance of such entities reported to the Board.

In addition, the Board observed that the Fund’s total return performance (based on net assets) underperformed its KOSPI benchmark for the one-year and 2.25-year periods ended September 30, 2009, and underperformed the MSCI Korea Index (Total Return and Price Return) over the same periods.

12.31.09 ï The Korea Fund, Inc. Semi-Annual Report 17

The Korea Fund, Inc.	Matters Relating to the Directors’ Consideration of the Investment Management & Portfolio Management Agreements (unaudited) (continued)

The Board noted the disappointing investment performance of the Fund and continued to discuss with senior management of the Investment Manager, the Sub-Adviser’s chief investment officer and the Fund’s portfolio manager the factors contributing to such underperformance and the actions being taken to improve performance. The Board observed that the Fund’s underperformance over the 2.25-year period ended September 30, 2009 was caused primarily by the Fund’s performance during 2009 (i.e., for the period July 1, 2007 to December 31, 2008, the Fund outperformed all three indices noted above). The Sub-Adviser informed the Board that there were two key reasons for the Fund’s underperformance during 2009. First, the Fund’s substantial capital gains distribution in January 2009 and its reinvestment, during a turbulent time in the markets, had a negative effect on the Fund’s performance. Second, the nature of the first stage market recovery in Korea during 2009 did not favor the Sub-Adviser’s investment style. The Sub-Adviser added that it expected that market conditions going forward would favor their investment style. Finally, the Board observed that the Fund had experienced improved relative performance during the third quarter of 2009, consistent with the analysis provided by the Sub-Adviser regarding its investment style following a period during which that style was not in favor.

On the basis of this evaluation, the ongoing review of investment results by the Board, and the Board’s discussions with its Consultant and personnel of the Investment Manager and the Sub-Adviser, the Board concluded that the nature, quality and extent of services provided by Investment Manager, Sub-Adviser and Sub-Administrator was sufficient to support renewal of the Agreements.

Fees and Expenses.  The Board considered the Fund’s investment management fee schedule, sub-advisory fee schedule and total expense ratio, and comparative information provided by the Third Party Provider regarding investment management fee rates paid to other investment advisers by, and total expense ratios of, comparable funds. With respect to management fees paid to other investment advisers by comparable funds, the Board noted that the effective fee rates paid by the Fund were lower (1st quartile) than the median of the peer group compiled by the Third Party Provider (based on the management fees paid by the Fund for the Fund’s fiscal year ended June 30, 2009). The Board also considered the management fees charged by the Investment Manager and Sub-Adviser to other clients, including open-end funds with investment strategies comparable to that of the Fund, and noted that the management fees paid by the Fund and paid by the Investment Manager to the Sub-Adviser were generally lower than the fees paid by such clients of the Investment Manager and Sub-Adviser, as the case may be. With respect to the sub-advisory fee and sub-administration fee paid to the Sub-Adviser and Sub-Administrator, respectively, the Board noted that the fees are paid by the Investment Manager out of its fee and not directly by the Fund. The Board also noted that it was not clear whether the peer funds selected by the Third Party Provider were charged such fees by their investment managers. The Board noted that the Fund’s total operating expenses were lower (2nd quartile) than the median for the peer group compiled by the Third Party Provider (based on the operating expenses of the Fund for the Fund’s fiscal year ended June 30, 2009).

The Board noted that, because the Fund is a closed-end fund and does not make a continuous offer of its securities, the Fund’s size was relatively fixed and it would be unlikely that the Investment Manager would realize economies of scale from the Fund’s growth other than through capital gain. The Board decided to reconsider the management fee breakpoint levels in the future should the Fund’s assets grow substantially or should there be an opportunity to raise new money.

The Board also discussed amongst themselves, with their Consultant and with the Investment Manager and Sub-Adviser, the possibility of alternative fee arrangements, such as performance-based fees, and agreed to continue considering such fee arrangements going forward.

On the basis of the information provided, the Board concluded that management fees were reasonable and appropriate in light of the nature, quality and extent of services provided by the Investment Manager, Sub-Adviser and Sub-Administrator.

Profitability.  The Board reviewed detailed information regarding revenues received by the Investment Manager under the Agreement. In considering the profitability of the Investment Manager, the Board noted that the Sub-Adviser and Sub-Administrator are affiliates of the Investment Manager and are paid by the Investment Manager and, therefore, did not consider their profitability separately. Based on the information provided, the Board concluded that the pre-tax profits realized by Investment Manager in connection with the management of the Fund were not unreasonable.

Other Benefits to the Investment Manager and Its Affiliates.  The Board also considered the character and amount of other incidental benefits received by the Investment Manager and its affiliates, including any fees received by the Sub-Administrator for administrative services provided to the Fund. The Board also considered benefits to the Sub-Adviser related to brokerage allocations, including research generated by executing and non-executing broker dealers, along with the incidental public relations benefits to the Investment Manager, Sub-Adviser and Sub-Administrator related to

18 The Korea Fund, Inc. Semi-Annual Report ï 12.31.09

The Korea Fund, Inc.	Matters Relating to the Directors’ Consideration of the Investment Management & Portfolio Management Agreements (unaudited) (continued)

the Fund’s advertising opportunities. The Board concluded that management fees were reasonable in light of these indirect benefits.

Compliance.  The Board considered the significant attention and resources dedicated by the Investment Manager, Sub-Adviser and Sub-Administrator to documenting and enhancing their compliance processes. The Board noted in particular (i) the experience and seniority of the Investment Manager’s and Sub-Adviser’s chief compliance officers; (ii) the substantial commitment of resources by the Investment Manager, Sub-Adviser and Sub-Administrator to compliance matters and (iii) the frequency and extent to which compliance in the different offices of the Investment Manager and its affiliates, including the Sub-Adviser’s overseas office, was addressed.

Based on all of the information considered and the conclusions reached, the Board determined that the continuation of the Agreements is in the best interests of the Fund. In making this determination the Board did not give particular weight to any single factor identified above. It is possible that individual Directors may have weighed these factors differently in reaching their individual decisions to approve the continuation of the Agreements.

12.31.09 ï The Korea Fund, Inc. Semi-Annual Report 19

Directors and Officers

Julian Reid Chairman of the Board of Directors Ronaldo A. da Frota Nogueira Director Christopher Russell Director Richard A. Silver Director Kesop Yun Director
  Robert Goldstein
  President & Chief Executive Officer
Brian S. Shlissel
  Treasurer, Principal Financial & Accounting Officer
Thomas J. Fuccillo
  Secretary & Chief Legal Officer
Lawrence G. Altadonna
  Assistant Treasurer
Richard J. Cochran
  Assistant Treasurer
Youse E. Guia
  Chief Compliance Officer
Lagan Srivastava
  Assistant Secretary

Investment Manager/Administrator
RCM Capital Management LLC
4 Embarcadero Center, 28th Floor
San Francisco, CA 94111

Sub-Adviser
RCM Asia Pacific Limited
21/F, Cheung Kong Center
2 Queen’s Road Central
Hong Kong

Sub-Administrator
Allianz Global Investors Fund Management LLC
1345 Avenue of the Americas
New York, NY 10105

Custodian
Brown Brothers Harriman & Co.
40 Water Street
Boston, MA 02109

Accounting Agent
State Street Bank & Trust Co.
801 Pennsylvania Avenue
Kansas City, MO 64105-1307

Transfer Agent, Dividend Paying Agent and Registrar
PNC Global Investment Servicing
P.O. Box 43027
Providence, RI 02940-3027

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
1100 Walnut, Suite 1300
Kansas City, MO 64106

Legal Counsel
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624

This report, including the financial information herein, is transmitted to the shareholders of The Korea Fund, Inc. for their information. It is not a prospectus, circular or representation intended for use in the purchase of shares of the Fund or any securities mentioned in this report.

The financial information included herein is taken from the records of the Fund without examination by an independent registered public accounting firm, who did not express an opinion herein.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that from time to time the Fund may purchase shares of its common stock in the open market.

The Fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (“SEC”) for the first and third quarters of its fiscal year on Form N-Q. The Fund’s Form N-Q is available on the SEC’s website at www.sec.gov and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling (800) SEC-0330. The information on Form N-Q is also available on the Fund’s website at www.thekoreafund.com.

Information on the Fund is available at www.thekoreafund.com or by calling the Fund’s shareholder servicing agent at (800) 254-5197.